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                                                                  EXHIBIT (a)(1)

                        VION PHARMACEUTICALS, INC. LOGO
                                                                    May 19, 1998
Dear Warrantholder:

     After careful consideration and evaluation, the management and Board of Directors of Vion Pharmaceuticals, Inc. have determined it is in the best interests of the Company to make a tender offer for the outstanding Class A Warrants and Class B Warrants. The Board has unanimously endorsed and authorized Vion management to implement an exchange offer whereby, for a limited period, both the Class A and Class B Warrants can be exchanged for Vion common stock or a combination of cash and stock. Specifically, the Company is offering to exchange for each outstanding Class A Warrant, at the holder's option, either
(A) 0.438 shares of the Company's Common Stock or (B) 0.254 shares of Common Stock and $0.66 in cash. The Company is also offering to exchange for each outstanding Class B Warrant, at the holder's option, either (A) 0.212 shares of Common Stock or (B) 0.123 shares of Common Stock and $0.32 in cash. As an incentive for Warrantholders to exchange Warrants solely for Common Stock, instead of cash and stock, the Company's offer includes a 15% premium paid in additional stock if the "all stock" option is chosen. The Exchange Offer is not conditioned upon the exchange of a minimum number of Class A Warrants or Class B Warrants. The exchange offer will expire on June 29, 1998 unless extended.

     The purpose of the Exchange Offer is to reduce the number of authorized and outstanding Warrants, and the number of shares of Common Stock that could be issued pursuant to an exercise of the Warrants. It has been the Company's experience that potential investors have been deterred from investing in the Company due to the substantial market overhang of outstanding unexercised Warrants, which if fully exercised will result in the issuance of over 11 million additional shares of Common Stock, more than double the number of outstanding shares as of March 31, 1998. Furthermore, based on discussions with various investment banking firms, management believes that this potential dilution has deterred coverage of the Company by investment analysts who otherwise would be inclined to follow the Company in their reports and recommendations. The Company's Board of Directors has determined that the continuing presence of the Class A Warrants and the Class B Warrants has been a significant impediment to raising additional capital at terms which are in the best interests of the Company's shareholders.

     Substantial acceptance of the Exchange Offer, while resulting in the near term issuance of additional Common Stock, will substantially reduce the overall dilution potential caused by the outstanding Warrants and will bring greater stability and clarity to the Company's capital structure.

     We urge you to consider carefully this opportunity to exchange your Warrants on these terms. The Exchange Offer affords Warrantholders the opportunity to make an equity investment in the Company on terms more attractive than those otherwise available. It is important to point out that following the anticipated successful completion of the Exchange Offer the number of remaining outstanding Class A and Class B Warrants may be such that public trading of the Warrants may be substantially reduced, potentially resulting in a delisting of the securities by Nasdaq. Therefore the liquidity of the Warrants may be drastically reduced.

     The accompanying Offering Circular provides important information about the Company and the detailed terms of the Exchange Offer. Please read and consider them carefully. Any Warrantholder electing to tender Warrants pursuant to the Exchange Offer must complete and sign the Letter of Transmittal, in accordance with the instructions and forward or hand deliver it, together with certificates representing the tendered Warrants to the exchange agent at its address set forth on the back cover page of the Offering Circular. Any beneficial owner of Warrants whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should not use the Letter of Transmittal, but is instead urged to contact the registered holder(s) of such securities promptly to instruct the registered holder(s) whether to tender your securities.

                                VION LETTERHEAD
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     Questions and requests for assistance or for additional copies of the
Offering Circular should be directed to Corporate Investor Communications, Inc. the Company's information agent, at (888) 210-8932.

     Again I urge you to give your careful consideration to the offer described in the accompanying Offering Circular.

                                          Sincerely yours,

                                          /s/ William R. Miller
                                          William R. Miller
                                          Chairman of the Board

                                          /s/ John A. Spears
                                          John A. Spears
                                          President & CEO